  Exhibit 99.1

Northern Dynasty: US Army Corps of Engineers assigns Review Officer to Pebble administrative appeal

August 16, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) has been advised by the US Army Corps of Engineers (“USACE”) that a new Review Officer (“RO”) has been assigned to its appeal of the federal agency’s issuance of a negative Record of Decision (“ROD”) for Alaska’s Pebble Project.

The Pebble Partnership submitted a Request for Appeal (“RFA”) of the federal permitting decision in January 2021, which was accepted by the USACE’s Pacific Ocean Division Engineer in Hawaii as complete and meeting the criteria for appeal, in February 2021. Although USACE guidelines indicate the administrative appeal process should conclude within 90 days, it can also be extended under certain circumstances.

The Pebble Partnership has been advised that the administrative appeal process for Pebble is likely to take a year or more given the complexity of the case and the scope of the administrative record, which contains ~200,000 documents. Northern Dynasty reported on June 1, 2021 that the USACE had completed the administrative record and that it is under review by Pebble Partnership’s legal team.

Northern Dynasty also reported in June 2021 that the USACE would be naming a new RO to lead the Pebble appeal, as the previous RO had been promoted out of the position. The new RO is expected to set a detailed timeline for the administrative appeal process, including scheduling a potential site visit and appeal conference, in the weeks ahead.

“We have been, and continue to be, very concerned about the USACE’s schedule and timeline for advancing our administrative appeal of the Pebble permitting decision, as we believe this does not accord with regulation,” said Ron Thiessen, Northern Dynasty President and CEO. “The new RO has the power to help set the U.S. down the path of strategic metals independence, which could enable the U.S. to produce the copper, gold and silver it needs for a successful green economy transition. They can also help ensure that these metals are mined using industry-leading technologies under some of the strictest environmental standards in the world, while helping Alaska realize its right to manage its own resources for the benefit of its population.”

The USACE Alaska District published a final Environmental Impact Statement (“EIS”) for the proposed copper gold-molybdenum-silver-rhenium mine in July 2020, finding that Pebble would “not have measurable effects” on fish populations or fisheries in southwest Alaska. Despite this, the USACE published a ROD in November 2020 denying Pebble a key permit under the U.S. Clean Water Act on the grounds that its ‘compensatory mitigation plan’ (“CMP”) is non-compliant and the project is not in the ‘public interest.’

Northern Dynasty believes that key aspects of the USACE’s ROD and permitting decision – including its ‘significant degradation’ finding, its ‘public interest review’ findings and its perfunctory rejection of Pebble’s CMP – are contrary to law, unprecedented in Alaska and fundamentally unsupported by the administrative record, including the Pebble Project EIS.

A full version of the Pebble Partnership’s RFA can be viewed at: https://northerndynastyminerals.com/site/assets/files/4888/plp-request-for-appeal-poa-2017-00271-jan-19-2021.pdf

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President& CEO

U.S. Media Contact:
Dan Gagnier, Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com